Filed by VimpelCom Ltd.

Commission File No.: 333-164770

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Subject Company Commission File No.: 001-14522

VIMPELCOM LTD.

U.S. OFFER TO EXCHANGE

All Common Shares, Nominal Value RUB 0.005 Per Share, of

OJSC VIMPEL-COMMUNICATIONS (VIMPELCOM)

Represented By American Depositary Shares

CUSIP: 68370R 10 9; ISIN: US 68370R1095

For

Depositary Shares (“DRs”) of

VIMPELCOM LTD.

EXPIRATION DATE: APRIL 15, 2010, 5:00 PM NYC TIME

ATTENTION REORGANIZATION/CORPORATE ACTIONS DEPARTMENT MANAGERS:

Please note the following important issues concerning the U.S. Offer described above:

•	The successful completion of the U.S. Offer is contingent on, among other things, more than 95% of OJSC VimpelCom’s outstanding shares being tendered into the Offers.

•	There is no guarantee period.

•	ADSs traded in regular way transactions on April 13, 14 or 15, 2010 will not settle in time to be validly tendered into the U.S. Offer.

•	Any shares held by your customers that are on loan will need to be recalled by April 15, 2010 in order to be validly tendered into the U.S. Offer by you on behalf of your customers.

•	After the successful completion of the Offers, VimpelCom Ltd. DRs will commence regular way trading on April 21, 2010 on the NYSE.

•	Prior to April 21, 2010, VimpelCom Ltd. will seek to have its DRs traded on a “when-issued” basis on the NYSE as early as April 16, 2010.

•	Customers who wish to receive VimpelCom Ltd. DRs for their OJSC VimpelCom ADSs must take action and provide tender instructions to participate in the U.S. Offer prior to the Expiration Date.

•	Customers who do not tender into the U.S. Offer will NOT receive VimpelCom Ltd. DRs.

•

If the U.S. Offer is successful, any unexchanged OJSC VimpelCom ADSs will be delisted from the NYSE, and will be bought in a mandatory squeeze-out at a later stage at a price to be determined under Russian law.

•

In order to tender into the U.S. Offer your customers must have fully settled trades in OJSC VimpelCom ADSs by the close of the U.S. Offer on April 15 2010. Any ADSs not fully settled by this date will not be eligible for the tender. It is crucial to make sure your customers are aware of this fact and can take appropriate action in a timely manner in order to be eligible to tender the ADSs they hold or plan to acquire.

•

The Board of Directors of OJSC VimpelCom has unanimously recommended that OJSC VimpelCom ADS holders tender their ADSs in the U.S. Offer, but not elect the nominal cash consideration alternative (equal to approximately US$0.000017 per ADS), which is offered solely to comply with Russian law requirements and is not intended to represent fair value.

Please notify your customers and your brokers or customer representatives of these important provisions.

If you have any questions or need assistance, please contact:

Innisfree M&A Incorporated (New York):

Meredith Cole (+1 212 750 7418), Lloyd Lefcourt or Frank Lentini (+1 212 750 5833) or

Lake Isle M&A Incorporated (London):

Michael Payne (+44 (0)20 7710 9964)

Important Additional Information

This document is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. VimpelCom Ltd. is offering to exchange one Depositary Receipt or a nominal cash amount for each OJSC VimpelCom ADS and 20 Depositary Receipts or a nominal cash amount for each OJSC VimpelCom share. The solicitation of offers to exchange all OJSC VimpelCom shares (including those represented by ADSs) for VimpelCom Ltd. Depositary Receipts in the U.S. will only be made pursuant to the prospectus and related U.S. Offer acceptance materials filed with the SEC and mailed to holders of OJSC VimpelCom securities eligible to participate in the U.S. Offer. Additional copies may be obtained for free at the SEC’s website at www.sec.gov, VimpelCom Ltd.’s website at www.vimpelcomlimited.com or from Innisfree M&A Incorporated, the information agent, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers). Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the prospectus) and any other documents relating to the U.S. Offer that are or will be filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. This document is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited. VimpelCom Ltd. has the right to extend the acceptance period of the U.S. Offer by issuing a press release and by publishing an announcement in newspapers in the United States and Russia.

This document does not constitute an advertisement of securities, including securities of foreign issuers, in the Russian Federation within the meaning of Federal Law No. 39-FZ “On the Securities Market” dated April 22, 1996, as amended (the “Securities Law”), Federal Law No. 46-FZ “On the Protection of Rights and Lawful Interests of Investors on the Securities Market” dated March 5, 1999, as amended, and Federal Law No. 38-FZ “On Advertising” dated March 13, 2006, as amended, or a public offer to purchase, sell, exchange or transfer to or for the benefit of any person resident, incorporated, established or having their usual residence in the Russian Federation, or to any person located within the territory of the Russian Federation, that does not fall under a legal definition of a “qualified investor” within the meaning of Article 51.2 of the Securities Law, or an invitation to or for the benefit of any such person, to make offers to purchase, sell, exchange or transfer any such securities. The securities of VimpelCom Ltd. have not been and will not be admitted for placement, public placement or public circulation in the Russian Federation within the meaning of Article 51.1 of the Securities Law.

Cautionary statement regarding forward-looking statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies VimpelCom Ltd.’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, the business of OJSC VimpelCom or Kyivstar may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this document are made as of the date hereof, and VimpelCom Ltd. expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this document.